UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2023

Commission File Number: 001-40842

VALENS SEMICONDUCTOR LTD.

(Exact name of registrant as specified in its charter)

8 Hangar St. POB 7152

Hod Hasharon 4501309, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Explanatory Note

Valens Semiconductor Ltd. (the “Registrant” or the “Company”) hereby announces that the shareholders of the Company approved all the Proposals brought before the annual general meeting of shareholders held on November 22, 2023 (the “Meeting”) by the respective requisite majority in accordance with the Israeli Companies Law, 5759-1999, and the Company’s articles of association, as described in the Proxy Statement which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission on October 17, 2023 (the “Proxy Statement”).

43,172,117 ordinary shares, representing approximately 41.6% of the issued and outstanding ordinary shares as of the record date, were present or represented by proxy at the Meeting.

This Report on Form 6-K is incorporated by reference into the Registrant’s registration statements on Form F-3 (File No. 333-260390) and Form S-8 (File Nos. 333-259849 and 333-269250).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALENS SEMICONDUCTOR LTD.

By:	/s/ Gideon Ben Zvi
Name:	Gideon Ben Zvi
Title:	Chief Executive Officer

Date: November 22, 2023